EMERSON RADIO CORP. 610 Fifth Avenue, suite 331, New York, NY 10020 (212) 897-5440
August 25, 2009
Mr. Robert S. Littlepage, Jr., Accounting Branch Chief
Ms. Melissa Kindelan, Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Emerson Radio Corp. — File No. 001-07731; Extension of Time to Respond
Dear Mr. Littlepage and Ms. Kindelan,
Receipt is hereby acknowledged of the Staff’s August 12, 2009 letter (the “Letter”) to Emerson Radio Corp. (“Emerson” or the “Company”) requesting additional information and documentation concerning the Company’s accounting policies relating to revenue recognition, sales allowances, marketing support programs, promotions and volume based incentives. This letter confirms our conversations and voice mail messages of today in which you advised us that the Staff would not object to extending the time for the Company to respond to the Letter until the close of business on September 25, 2009 and Emerson’s commitment to the Staff that it would provide the requested information and documentation by that date.
Thank you very much for your courtesies in this matter.
Sincerely,

Greenfield Pitts
Chief Financial Officer